(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	July 29, 2011

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Edward Bartz

RE:	Fidelity Revere Street Trust (the trust):
Fidelity Cash Central Fund Fidelity Municipal Cash Central Fund Fidelity Securities Lending Cash Central Fund Fidelity Tax-Free Cash Central Fund (the funds)
File No. (811-07807)
Amendment No. 29

Ladies and Gentlemen:

Pursuant to Rule 8b-16 under the Investment Company Act of 1940, as amended, and Regulation S-T, transmitted herewith on behalf of the trust is an amendment to the trust's Registration Statement on Form N-1A. This transmission contains a conformed signature page, the manually signed original of which is maintained at the offices of the trust. This filing also includes conformed copies of the manually signed consents of the trust's independent registered public accounting firms, the originals of which are maintained at the offices of the trust.

This filing includes the following items: cover letter, facing page, Part A, Part B, and Part C for Fidelity Cash Central Fund, Fidelity Municipal Cash Central Fund, Fidelity Securities Lending Cash Central Fund, and Fidelity Tax-Free Cash Central Fund. There have been no modifications made to the Part A. The funds' Part B, as filed herein, has been tagged to indicate modifications and editorial changes made since the filing of Amendment No. 28.

Please contact Jamie Plourde at (617) 563-1375 in connection with any questions or comments regarding this filing.

|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	Very truly yours,

/s/ Eugenio Martinez
Eugenio Martinez
Legal Product Group